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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)


                         FIRST SOUTHERN BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    33645B107
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                                 (CUSIP Number)

    Robert Walker, 165 Madison Avenue, Suite 2000, Memphis, Tennessee 38103
                                 (901) 577-2219
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]






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CUSIP No.   33645B107
         ------------------------
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   1   NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       Robert Walker
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) /_/ (b) /_/
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
       PF
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e) /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                       7   SOLE VOTING POWER
      NUMBER OF            57,180 (not including 15,000 shares of Company Common
       SHARES              Stock that may be acquired pursuant to convertible
    BENEFICIALLY           warrants)
      OWNED BY       -----------------------------------------------------------
        EACH           8   SHARED VOTING POWER
      REPORTING            0
       PERSON        -----------------------------------------------------------
        WITH           9   SOLE DISPOSITIVE POWER
                           57,180 (not including 15,000 shares of Company Common
                           Stock that may be acquired pursuant to convertible
                           warrants)
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           0
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       72,180 (including 15,000 of Company Common Stock that may be acquired pursuant to convertible warrants)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.6% of 1,289,895 shares of common stock outstanding (including 15,000 of Company Common Stock that may be acquired pursuant to convertible warrants and 18,180 shares of Company Common Stock that may be acquired by Mr. Walker pursuant to Mr. Walker's interest in 4,545 shares of Series B Convertible Preferred Stock) as of May 8, 2003
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  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
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ITEM 1.     SECURITY AND ISSUER
            Common Stock, par value $0.01 per share
            First Southern Bancshares, Inc.
            102 South Court Street
            Florence, Alabama 35630

ITEM 2.     IDENTITY AND BACKGROUND

            (a)   The name of the reporting person is Robert Walker.

            (b) Mr. Walker's business address is Baker, Donelson, Bearman & Caldwell, P.C., 165 Madison Avenue, Suite 2000, Memphis, Tennessee 38103.

            (c) Mr. Walker's principal occupation is a lawyer at Baker, Donelson, Bearman & Caldwell, P.C., 165 Madison Avenue, Suite 2000, Memphis, Tennessee 38103.

            (d) Mr. Walker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Walker has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Walker is a United States citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      39,000 shares of Company Common Stock were acquired by Mr. Walker for a total purchase price of $74,400. All of the funds used to purchase these shares were personal funds of Mr. Walker.

      18,180 shares of Company Common Stock may be acquired by Mr. Walker pursuant to his ownership interest in 4,545 shares of Series B Convertible Preferred Stock, assuming a conversion factor of four common shares for one share of Series B Convertible Preferred Stock.

      15,000 shares of Company Common Stock may be acquired by Mr. Walker pursuant to convertible warrants. The exercise price of each warrant is $1.00.

ITEM 4.     PURPOSE OF TRANSACTION

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Walker may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.


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      Except as described above and in his capacity as Director of the Company,
Mr. Walker does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instrument corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or

      (j)   any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Walker beneficially owns 72,180 shares of Company Common Stock, representing 5.6% of the 1,289,895 outstanding shares of the Company's common stock as of May 8, 2003.

      In accordance with Rule 13d-3 of the Exchange Act, the shares of Company Common Stock that may be deemed to be beneficially owned by the reporting person and the total outstanding shares of Company Common Stock used to calculate the reporting person's beneficial ownership interest include: 15,000 shares of Company Common Stock that Mr. Walker may acquire pursuant to convertible warrants and 18,180 shares of Company Common Stock that may be acquired by Mr. Walker pursuant to Mr. Walker's interest in 4,545 shares of Series B Convertible Preferred Stock as of May 8, 2003.


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      (b) Mr. Walker has sole voting power over 57,180 shares of Company Common
Stock, which does not include 15,000 shares of Company Common Stock that may be acquired pursuant to convertible warrants.

      Mr. Walker has shared voting power over no shares of Company Common Stock.

      Mr. Walker has sole dispositive power over 57,180 shares, which do not include 15,000 shares that may be acquired pursuant to convertible warrants.

      Mr. Walker has shared dispositive power over no shares of Company stock.

      (c) Information with respect to all transactions in common stock effected by Mr. Walker during the past 60 days, is set forth as follows:

      On May 8, 2003, Mr. Walker acquired 20,000 shares of Company Common Stock at a per share purchase price of $1.82. Such acquisition was effected through a brokerage transaction.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      There are no contracts, arrangements, understandings or relationships between Mr. Walker and any person with respect to any shares of the Company's Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      None.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


May 16, 2003
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Date


/s/ Robert Walker
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Signature


Robert Walker
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Name/Title





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